UNITED STATES

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Absci Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00091E109

(CUSIP Number)

Redmile Group, LLC

Attn: Jennifer Ciresi

One Letterman Drive, Bldg D, Ste D3-300
San Francisco, CA 94129

(415) 489-9980

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00091E109

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
8,282,016 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
8,282,016 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,282,016 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of certain private investment vehicles managed by Redmile Group, LLC (the “Redmile Funds”), including Redmile Biopharma Investments II, L.P.

(2) The shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Person are held directly by the Redmile Funds. Redmile Group, LLC is the investment manager of the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Redmile Group, LLC disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest in such shares, if any.

(3) Percent of class calculated based on 112,141,980 shares of Common Stock outstanding after the Issuer’s underwritten public offering, as disclosed in the Issuer’s prospectus supplement filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on February 28, 2024 (the “Prospectus Supplement”), and the Issuer’s press release posted to its website on March 1, 2024, reporting the full exercise of the underwriters’ option to purchase 2,505,000 shares of Common Stock (the “Press Release”).

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CUSIP No.: 00091E109

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
8,282,016 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
8,282,016 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,282,016 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds

(2) The shares of Common Stock that may be deemed beneficially owned by the Reporting Person are held directly by the Redmile Funds. Jeremy C. Green serves as the managing member of Redmile Group, LLC and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Mr. Green disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on 112,141,980 shares of Common Stock outstanding after the Issuer’s underwritten public offering, as disclosed in the Prospectus Supplement and the Press Release.

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CUSIP No.: 00091E109

1.	NAME OF REPORTING PERSON
Redmile Biopharma Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
6,267,205 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
6,267,205 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,267,205 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The source of funds was working capital of the Reporting Person.

(2) Percent of class calculated based on 112,141,980 shares of Common Stock outstanding after the Issuer’s underwritten public offering, as disclosed in the Prospectus Supplement and the Press Release.

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This amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the original Schedule 13D filed with the SEC on August 2, 2021 (the “Prior Schedule 13D”), by Redmile Group, LLC, Jeremy C. Green, and Redmile Biopharma Investments II, L.P., relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Absci Corporation, a Delaware corporation (the “Issuer”).

ITEM 1.	Security and Issuer.

The last sentence of Item 1 is hereby amended and restated in its entirety as follows:

The principal executive offices of the Issuer are located at 18105 SE Mill Plain Blvd., Vancouver, WA 98683.

ITEM 2.	Identity and Background.

The section in Item 2 of the Prior Schedule 13D entitled “Jeremy C. Green” is hereby amended and restated in its entirety as follows:

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile Group, LLC. The business address of Jeremy C. Green is c/o Redmile Group, LLC (NY Office), 45 W. 27th Street, Floor 11, New York, New York 10001. Jeremy C. Green is a citizen of the United Kingdom.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The paragraph below is hereby added after the last paragraph in Item 3 of the Prior Schedule 13D:

In an underwritten public offering (the “Offering”) on March 1, 2024, the Issuer sold an aggregate of 16,700,000 shares of its Common Stock at a public offering price of $4.50 per share and granted to the underwriters an option to purchase up to an additional 2,505,000 shares of Common Stock at the public offering price less the underwriting discounts and commissions, which option may be exercised within 30 days from the date of the final prospectus supplement relating to the Offering (the “Prospectus Supplement”). RBI II purchased 111,111 shares of Common Stock in the Offering at the public offering price. Another Redmile Fund also purchased 111,111 shares of Common Stock in the Offering at the public offering price. The source of funds for the purchases of Common Stock in the Offering was the working capital of the participating Redmile Funds.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of 8,253,316 shares of Common Stock held by the Redmile Funds (including the 6,267,205 shares of Common Stock held directly by RBI II), plus 28,700 shares of Common Stock subject to options to purchase shares of Common Stock that are exercisable within 60 days of the date of this filing (the “Options”). Redmile is the investment manager to the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

The Options were granted to Amrit Nagpal, a managing director of Redmile, in connection with his service as a member of the Issuer’s Board of Directors. Pursuant to the policies of Redmile, Mr. Nagpal holds the Options as a nominee on behalf, and for the sole benefit, of Redmile and its affiliates and has assigned all economic, pecuniary and voting rights in respect of the Options to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the Options, except to the extent of its or his pecuniary interest in such Options, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

For purposes of this Schedule 13D, the percent of class was calculated based on 112,141,980 shares of Common Stock outstanding after the Offering, as disclosed in the Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(5) under the Securities Act on February 28, 2024 and the Issuer’s press release posted to its website on March 1, 2024, reporting the full exercise of the underwriters’ option to purchase 2,505,000 shares of Common Stock.

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(b) Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 8,282,016

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 8,282,016

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 8,282,016

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 8,282,016

Redmile Biopharma Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 6,267,205

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 6,267,205

(c) The information in Item 3 above relating to the transactions effected by the Reporting Persons in the Issuer’s Common Stock is incorporated herein by reference. No other transactions have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 6 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of Item 6:

Offering Lock-Up Agreement

On February 26, 2024, Amrit Nagpal entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which he agreed, subject to certain exceptions, that during the period commencing upon the date of the lock-up agreements until the date that is 90 days after the date of the Prospectus Supplement,  Mr. Nagpal would not (i) directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any of his Common Stock (or securities convertible into or exchangeable for shares of Common Stock), (ii) enter into any hedging, swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of his Common Stock, (iii) make any demand for or exercise any right with respect to the registration of any of his Common, or (iv) publicly announce the intention to do any of the foregoing.

Mr. Nagpal’s covenants under his Lock-Up Agreement do not apply with respect to the Issuer’s securities acquired by RBI II or any other pooled investment vehicle managed by Redmile.

The foregoing summary of the Lock-Up Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is filed as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

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ITEM 7.	Material to Be Filed as Exhibits.

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.6, and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit Number	Description
Exhibit 99.6	Form of Lock-Up Agreement, dated February 26, 2024, for Amrit Nagpal

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2024	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: March 5, 2024	/s/ Jeremy C. Green
JEREMY C. Green

Dated: March 5, 2024	redmile biopharma investments ii, l.p.

By: Redmile biopharma Investments II (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

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